TOP SHIPS INC.

20 Iouliou Kaisara Str

19002 Paiania

Athens, Greece

May 15, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	TOP Ships Inc.
Registration Statement on Form F-1
Originally filed on April 27, 2026
File No. 333-295332

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned registrant (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form F-1 (File No. 333-295332), together with the exhibits thereto, which was filed initially filed with the Commission on April 27, 2026 (the “Registration Statement”), as of the date hereof or at the earliest practicable date hereafter.

The Company is requesting the withdrawal of the Registration Statement because the Company has determined at this time not to proceed with the offering contemplated in the Registration Statement. As the Registration Statement was never declared effective, no securities were sold in connection with the offering contemplated in the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for the filing of any future registration statements.

Should you have any questions regarding this request, please do not hesitate to contact Will Vogel at +1 (212) 922-2280 of Watson Farley & Williams LLP, counsel to the undersigned registrant.

Yours truly,

TOP SHIPS INC.

By:	/s/ Alexandros Tsirikos
Name: Alexandros Tsirikos
Title: Director and Chief Financial Officer